UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*



                                TRM CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   872636 10 5
                                 (CUSIP Number)

                                   (12/31/00)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                               Page 1 of 5 pages

                                       13G

CUSIP No. 872536 10 5                                          Page 2 of 5 pages
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Marcia W. Zech
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)[ ]
                                                                    (b)[ ]
--------------------------------------------------------------------------------
3

      SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                       5   SOLE VOTING POWER

                           443,930
NUMBER OF              ---------------------------------------------------------
SHARES                 6   SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH                   ---------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           443,930
                       ---------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      443,930
--------------------------------------------------------------------------------
10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.3%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------


                               Page 2 of 5 pages

Item 1.  Issuer

      (a)   The name of the Issuer is TRM Corporation.

      (b) The Issuer's principal executive offices are located at 5208 NE 122nd Avenue, Portland, OR 97230-1074.

Item 2.  Reporting Person and Security

      (a)   This Statement is filed by Ms. Marcia W. Zech, an individual.

      (b)   Ms. Zech's home address is 2250 Shore Avenue, Freeland, WA 98249.

      (c)   Ms. Zech is a citizen of the United States of America.

      (d)   This Statement relates to shares of Common Stock of TRM Corporation.

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 872636 10 5.

Item 3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)   / / Broker of dealer registered under Section 15 of the Exchange
      Act;

      (b)   / / Bank as defined in section 3(a)(6) of the Exchange Act;

      (c) / / Insurance company as defined in section 3(a)(19) of the Exchange Act;

      (d) / / Investment company registered under section 8 of the Investment Company Act;

      (e)   / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
      (E);

      (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

      (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

      (j)   / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this
            box   / /

                                Page 3 of 5 pages

Item 4.  Ownership

         (a) Under the rules and regulations of the Securities and Exchange Commission, Ms. Zech may be deemed to be the beneficial owner of a total of 443,930 shares of Issuer Common Stock.

         (b) Ms. Zech's beneficial ownership of Issuer Common Stock represented approximately 6.3% of the 7,063,190 issued and outstanding shares of such stock as of September 30, 2000, as reported in the Issuer's most recent quarterly report.

         (c) (i) Of the total amount of shares beneficially owned by Ms. Zech, Ms. Zech has sole power to vote or direct the vote of 443,930 shares.

                  (ii) Of the total amount of shares beneficially owned by Ms. Zech, Ms. Zech has sole power to dispose or direct the disposition of 443,930 shares.

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        January 16, 2001
                                        ----------------------------------------
                                                            Date


                                        /s/ MARCIA ZECH
                                        ----------------------------------------
                                                       Marcia W. Zech